CONFIDENTIAL OFFERING MEMORANDUM

NJ Development Coalition LLC

Up to 400 Shares of Common Stock at $100.00 per share
Maximum Offering - 400 Shares
Minimum Offering - 200 Shares
Minimum Purchase Per Investor- 5 Shares

This Confidential Offering Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 400 shares of Common Stock, $100.00 par value (the "Shares") of NJ Development Coalition LLC (the "Company"). The minimum offering amount is 200 ("Minimum Offering Amount"), and the maximum offering amount is 400 ("Maximum Offering Amount"). The minimum purchase per investor is 5 shares, or $500.00. Officers and directors of the Company will make offers and sales of the Shares; however, the Company retains the right to utilize any broker-dealers registered with the National Association of Securities Dealers, Inc. ("NASD") and applicable state securities authorities to sell all or any portion of the Shares. If the Company so elects, it may pay such broker-dealers a commission in the amount of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold. Offers and sales of the Shares will be made only to "Accredited Investors" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), which includes the Company's officers, directors and affiliates.

The Offering is scheduled to terminate on August 20, 2018. The Company reserves the right, however, to extend the term of this Offering for a period of up to 30 days. See "The Offering." This Memorandum may not be reproduced in whole or in part without the express prior written consent of the Company.

The date of this Confidential Offering Memorandum is July 7, 2018.

THIS MEMORANDUM IS FOR CONFIDENTIAL USE AND MAY NOT BE REPRODUCED. DISTRIBUTION THAT IS NOT APPROVED BY THE COMPANY MAY RESULT IN A VIOLATION OF FEDERAL AND STATE SECURITIES REGULATIONS. THIS MEMORANDUM AND ALL ACCOMPANYING MATERIALS

SHALL BE RETURNED TO AN AUTHORIZED OFFICER OF THE COMPANY UPON REQUEST.

THE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON ONE OR MORE SPECIFIC EXEMPTIONS FROM REGISTRATION OR QUALIFICATION REQUIREMENTS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE. AS A RESULT, THE SECURITIES OFFERED HEREBY ARE OFFERED ONLY TO "ACCREDITED INVESTORS" AS SUCH TERM IS DEFINED IN RULE 501 OF REGULATION D OF THE SECURITIES ACT OF 1933, AS AMENDED.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE SECURITIES, AND INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED BY THE COMPANY TO BE RELIABLE. NO WARRANTY CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE SUCH INFORMATION WAS SUPPLIED. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS, OR THAT ACTUAL FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S PRESENT EXPECTATIONS.

ANY INFORMATION OR REPRESENTATIONS CONTAINED IN THE COMPANY'S PROMOTIONAL OR MARKETING SOURCES OTHER THAN THIS MEMORANDUM MAY NOT BE AS CURRENT OR ACCURATE AS INFORMATION OR REPRESENTATIONS CONTAINED IN THIS MEMORANDUM, AND THEIR CONTENTS ARE EXCLUDED FROM THIS MEMORANDUM.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION OR MODIFICATION BY THE COMPANY WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART FOR ANY REASON OR TO ALLOT TO ANY SUBSCRIBER LESS THAN

EXECUTIVE SUMMARY

NJ Development Coalition LLC, (hereinafter "the Business") is a corporation located at 11 Wayne Ave. East Orange, NJ 07018.

The Company was founded in 2013 by Nisaa Smith and Jacquetta Thomas.

It currently has a staff of 2 people, and is slated to expand further.

The Company was initially capitalized by an investment of $1,000.00 of which a sum of $500.00 is from Nisaa Smith and $500.00 from Jacquetta Thomas. The Business's first product was introduced to the market in 2016 and has been marketed successfully till date. The break-even point was reached in March of 2017, and a profit of $126,000.00 is projected for the current year.

The Company is also developing innovative packages nearing beta test stage, which can be expected to produce revenue before the end of the financing period. The Company is also gearing up for introduction of its products into international market.

1. THE OFFERING

The Company intends to raise a minimum of $20,000.00 and a maximum of $40,000.00 in this Offering to fund the continued growth of our business. The Common Stock will be offered in a private placement offering pursuant to an exemption from registration under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, under exemptions under applicable state securities laws, and in reliance upon the representations and warranties of each of the purchasers that they are purchasing the Common Stock for investment purposes and not with a view to any resale or distribution thereof.

The Offering is being made on an "all or none" basis until the Minimum Offering Amount of $20,000.00 is raised. Proceeds received prior to raising the Minimum Offering Amount will be held in an escrow account with the Company's bank. Upon raising the Minimum Offering Amount, these proceeds will be released for use by the Company and, thereafter, 100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $40,000.00, will be immediately available for use by the Company without impound or escrow.

The proceeds from the sale of the Shares offered hereby will be approximately $40,000.00 if all 400 Shares are sold. The net proceeds from this offering will be used to expand marketing, sales and distribution capabilities and provide working capital. The following itemizes the intended use of proceeds:

Intended Use   Cost
Proceeds will be used for renovating a single family home and any startup cost for the use of supportive housing for NJ Development Coalition LLC. $45,000

The expenditures projected in the foregoing list are estimates based on management projections of the operating needs of the business. Although the amounts set forth represent our present intentions with respect to proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors.

The following table sets forth the actual capitalization of the Company prior to the Offering and as adjusted to reflect receipt of the Maximum Offering Amount proceeds from the issuance and sale of all 400 Shares in the Offering.

The total shareholder's equity is $126,000.00 with a total Company capitalization of $166,000.00.

The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable New Jersey law and to the provisions of the Company's articles of incorporation ("Articles of Incorporation") and bylaws (the "Bylaws").

Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and the liquidated preference to preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable

The certificates representing the Shares being offered hereby will bear a legend to the effect that the Shares represented by the certificate are not registered under the Act, or under the securities laws of any state, and therefore cannot be transferred unless properly registered under the Act or pursuant to an opinion of counsel satisfactory to counsel to the Company that an exemption from the Act is available.

The following table sets forth certain information, as of January 30, 2018 and as adjusted to give effect to the Offering, regarding the beneficial ownership of the Common Stock by (i) each beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, and each executive officer of the Company, and (iii) by all executive officers, directors of the Company as a group.

Name:	Number of Percentage Owned Before Offering Minimum	After Offering Maximum
Nisaa Smith-	50.00	2.5
Jacquetta Thomas	50.00	2.5
Shareholders	0.00	95.00

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

2. BUSINESS PLAN
The company strategy is to: NJ Development Coalition LLC will focus on continuing to creating housing solutions for families, companies and social service organizations. We plan to renovate the Single Family home we own free and clear in Trenton, New Jersey and rent it out for the use of supportive housing. There is a major lack in the availability of supportive and affordable housing in NJ and we will use the properties we acquire to help solve this need by selling and renting to agencies, families, and organizations that can benefit from them. Moreover, NJ Development Coalition will continue to purchase, renovate and/ or build housing (if applicable) on land, in various cities of New Jersey to create more opportunities for affordable housing for rent and purchase. NJ Development Coalition use experienced consultants to help secure eligible rents/purchasers, advertise via print, radio, cellular, e-mail, and internet presence to communicate the housing availability, our services, and special incentives for renting or purchasing. Utilizing our various partnerships and relationships with other investors and community officials will provide NJ Development Coalition the opportunity to purchase various single, multi family, and multi-use properties over time, below market value. In turn, this will enable the price to rent and

sell the properties according to the affordable housing guidelines and still afford NJ Development Coalition LLC to have a healthy profit margin and monthly cash flow. In addition, low and moderate income families will have the wonderful opportunities to rent or purchase housing they desire, within their financial means.We will be seek to maintain category profitability similar to competitors and differentiate our company based on creativity, knowledge, the use of partnerships, and communicating our overall development goals more often, efficiently, and clearly.

The marketing strategy is to: Marketing strategies will be print advertising that will be placed in the New Jersey Star Ledger newspaper which targets the overall market of New Jersey. We will all so do network marketing to reach city government officials through email and cell phone messaging technology to advise them of our development plans. Radio advertising will be played on an internet radio station, WBJLradio.com, during popular morning and afternoon drive time shows for the greatest exposure with ad campaigns. E-mail marketing campaign is to be conducted utilizing Mailchimp.com, which specializes in designing e-mail marketing communications with a high penetration method of advertising to our target market. Social Media will further be utilized to raise awareness of the business and its offerings through the use of podcasts, Facebook, Twitter, LinkedIn, Instagram, You-tube, Google+ and Pinterest. In addition, Facebook and Instagram Live will also be used to inform Facebook users of our current and upcoming development projects. This will afford viewers with the opportunity to gain further details and clarity on how to obtain the housing we have available for housing or rent.

3. MANAGEMENT

The following table sets forth each director, principal director, and other control person:

Name	Position/Title
Nisaa Smith	COO
Jacquetta Thomas	CEO

Directors will hold office until their successors have been elected or qualified at an annual shareholders' meeting, or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

We may establish an informal Executive Advisory Board with appointments made by the Board of Directors. The role of the Executive Advisory Board will be to assist our management with general business and strategic planning. We intend to compensate Executive Advisory Board members with any combination of cash, common stock, or stock options.

Our Articles of Incorporation and bylaws provide blanket indemnification for our directors and officers to the fullest extent permissible under Ohio law. The Company has entered into indemnification agreements with members of the management team that indemnify, defend and hold harmless these members from liability incurred in connection with their duties as officers and directors of the Company.

We maintain insurance policies under which the directors and officers of the Company will be insured, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act.

4. HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's accountant and financial advisor's regarding the financial history of the business. Upon request the Offeree will be provided with financial statements for the business covering the previous 3 years.

5. RISK FACTORS

Investment in our Shares involves a high degree of risk and should be regarded as speculative. You should consider investing in our Shares only if you can afford the loss of your entire investment. Accordingly, you should consider carefully the following factors, in addition to the other information concerning our Company and our business contained in this Memorandum, before purchasing the Shares offered hereby. The following factors are not to be considered a definitive list of all the risks associated with an investment in our Shares.

Unanticipated obstacles to execution of business plan
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

Competition
The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

Over Reliance on Management

We depend on our senior management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Our senior management team has worked together for only a very short period of time, and may not work well together as a management team.

Forward Looking Statements
This Memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Memorandum, the words "expects," anticipates," "estimates," "intends," "believes," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Memorandum should be read as being applicable to all related forward-looking statements wherever they appear in this Memorandum.

ADDITIONAL INFORMATION
As a prospective investor, you and your professional advisors are invited to review any materials available to us relating to our Company, our plan of operation, our management and financial condition, this Offering and any other matter relating to this Offering. We will afford you and your professional advisors the opportunity to ask questions of, and receive answers from, our officers concerning such matters and to obtain any additional information (to the extent we possess such information and can acquire it without unreasonable expense) necessary to verify the accuracy of any information set forth in the Memorandum. All such information and materials may be requested from Nisaa Smith or Jacquetta Thomas at: njdevelopmentcoalition@gmail.com.

Investment in the Shares involves significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of their investment. The Offering is made in reliance on exemptions from the registration requirements of the Securities Act and applicable state securities laws and regulations.

The suitability standards discussed below represent minimum suitability standards for prospective investors. The satisfaction of such standards by a prospective investor does not necessarily mean that the Shares are suitable investment for such prospective investor. Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

The Company will require each investor to represent in writing, among other things, that (i) by reason of the investor's business or financial experience, or that of the investor's professional advisor, the investor is capable of evaluating the merits and risks of an investment in the Shares and of protecting its own interests in connection with the transaction (ii) the investor is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, (iii) the investor is aware that the Shares have not been registered under the Securities Act or any state securities laws, (iv) the investor is aware of, and has executed and delivered, the subscription agreement to be entered into in connection with the purchase of the Shares, (v) the investor is aware of the absence of a market for the Shares, and (vi) unless otherwise approved by the Company, such investor meets the suitability requirements set forth below.

Except as set forth below, each investor must represent in writing that he or she qualifies as an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and must demonstrate the basis for such qualification. To be an accredited investor, an investor must fall within any of the following categories at the time of the sale of the Shares to that investor:

(1)A natural person whose individual net worth, or joint net worth with the person's spouse, at the time of such person's purchase of the Shares exceeds $1,000,000;

(2)A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(3)A bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; a Small Business Investment Company licensed by the United States Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivision, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of that Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan with the investment decisions made solely by persons that are accredited investors;

(4)A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940;

(5)An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000.

6)A director or executive officer of the Company;

(7)A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D; and

(8)An entity in which all of the equity owners are accredited investors (as defined above).

As used in this Memorandum, the term "net worth" means the excess of total assets over total liabilities. In computing net worth for the purpose of (1) above, the principal residence of the investor must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to the investor's adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or other retirement plan, alimony payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income.

Any person or entity who meets the suitability standards set forth herein and who desires to purchase Shares offered hereby shall be required to deliver all of the following to the Company prior to such purchase: (a) Signed original copies of the Subscription Agreement. On each signature page, the subscriber must sign, print his, her or its name, address, and social security number or tax identification number where indicated and print the number of Shares subscribed for and the date of execution. The Subscription Agreement will be used by the Company to determine whether the prospective purchaser is an "accredited investor," whether he or she has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of a purchase of the Shares, and to determine whether state suitability requirements have been met. All questions must be answered in full. If the answer to any question is "no" or "not applicable," please so state. The last page of the Subscription Agreement must contain the printed name of the subscriber, the required signature and the date of execution. (b) A check or money order equal to the total purchase price of the Shares being purchased.

The Company reserves the right to accept or reject any subscription for Shares in whole or part for any reason whatsoever. If a subscriber is rejected by the Company, all funds tendered for investment will be returned to the subscriber, without interest or deduction, promptly after such rejection, along with notice thereof.

 NJ Development Coalition LLC